Exhibit 12

LaBRANCHE & CO INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

(UNAUDITED)

(000’s omitted)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
(Loss) earnings:
Pre-tax (loss) income (1)	$(110,794)	$(521,475)	$237,309	$51,190	$(58,703)
Add: fixed charges	31,176	50,931	52,766	52,971	58,898

Pre-tax (loss) earnings before fixed charges	$(79,618)	$(470,544)	$290,075	$104,161	$195

Fixed charges:
Interest expense on all indebtedness (3)	$27,568	$48,908	$50,838	$51,219	$48,028
Other	3,609	2,023	1,928	1,752	7,380
Preferred stock dividend requirements	—	—	—	—	3,490

Total fixed charges	$31,177	$50,931	$52,766	$52,971	$58,898

Ratio of (loss) earnings to fixed charges (2)	(2.55)	(9.24)	5.50	1.97	0.00

(1)	Pre-tax income (loss) does not include minority interest and income or loss from equity investees, but does include preferred stock dividend requirements.
(2)	The ratio of earnings to fixed charges for 2008 represents a $110.8 million deficiency which includes a $181.4 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2007 represents a $521.5 million deficiency, which was the result of a goodwill impairment charge of $164.1 million, a stock list impairment charge of $335.3 million and a $15.8 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2006 represents a $237.3 million surplus which includes a $238.6 million gain associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2004 represents a $58.7 million deficiency, which was the result of a goodwill impairment charge of $37.6 million, an exchange membership impairment charge of $18.3 million and $55.9 million of charges related to the Company’s debt refinancing.
(3)	The fixed charge computation excludes certain inventory financing interest expense related to specialist and market making options, futures and ETF activities which are considered to be product costs rather than fixed charges as determined by management.